EXHIBIT 8.1

JINPAN INTERNATIONAL LIMITED AND PRINCIPAL SUBSIDIARIES

AS OF DECEMBER 31, 2008

Name	State of Incorporation
Jinpan International (USA) Limited	State of New York
Jinpan Electric (China) Company Limited	People’s Republic of China
Hainan Jinpan Electric Company Limited	People’s Republic of China
Wuhan Jinpan Electric Company Limited	People’s Republic of China
Shanghai Jinpan Electric Company Limited	People’s Republic of China
Hainan Jinpan R&D Company Limited	People’s Republic of China